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                              May 18, 2023

       Christopher Noyes
       Chief Financial Officer
       Liberty Latin America Ltd.
       2 Church Street
       Hamilton, Bermuda HM 11

                                                        Re: Liberty Latin
America Ltd.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 22,
2023
                                                            Form 8-K filed May
8. 2023
                                                            File No. 001-38335

       Dear Christopher Noyes:

               We have reviewed your April 20, 2023 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed May 8, 2023

       Non-GAAP Reconciliations for Consolidated Leverage Ratios, page 29

   1. Your response to prior comment 3 states that your Consolidated Leverage Ratios are calculated to maintain
consistency with the calculations set forth in the debt covenants included in the credit
facility and/or bond agreements of each of your borrowing groups.
                                                        Explain to us whether
your presentation of leverage ratios is consistent with the material covenants of these
credit agreements (including the Company's stand-alone credit agreements, if any).
 Christopher Noyes
Liberty Latin America Ltd.
May 18, 2023
Page 2

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameChristopher Noyes
                                                         Division of
Corporation Finance
Comapany NameLiberty Latin America Ltd.
                                                         Office of Technology
May 18, 2023 Page 2
cc:       Brian Zook
FirstName LastName